UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

FLAGSTAR BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

      337930101
(CUSIP Number)

Robert H. Weiss General Counsel MP (Thrift) Global Advisers III LLC 520 Madison Avenue, 35th Floor New York, New York 10022 (212) 651-9525
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             July 16, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 10 Pages

CUSIP No. 337930101	Page 2 of 10 Pages

1           Names of Reporting Persons

MP Thrift Investments L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 35,600,352*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		35,600,352*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

35,600,352*

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

63.1%

14           Type of Reporting Person (See Instructions)

HC
______________
* Reflects a change in the number of shares beneficially owned by the Reporting Persons following a one-for-ten reverse stock split that became effective on October 11, 2012.

CUSIP No. 337930101	Page 3 of 10 Pages

1           Names of Reporting Persons

MPGOP III Thrift AV-I L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 35,600,352*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		35,600,352*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

35,600,352*

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

63.1%

14           Type of Reporting Person (See Instructions)

PN
______________
* Reflects a change in the number of shares beneficially owned by the Reporting Persons following a one-for-ten reverse stock split that became effective on October 11, 2012.

CUSIP No. 337930101	Page 4 of 10 Pages

1           Names of Reporting Persons

MP (Thrift) Global Partners III LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 35,600,352*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		35,600,352*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

35,600,352*

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

63.1%

14           Type of Reporting Person (See Instructions)

HC
______________
* Reflects a change in the number of shares beneficially owned by the Reporting Persons following a one-for-ten reverse stock split that became effective on October 11, 2012.

CUSIP No. 337930101	Page 5 of 10 Pages

1           Names of Reporting Persons

MP (Thrift) Asset Management LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 35,600,352*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		35,600,352*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

35,600,352*

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

63.1%

14           Type of Reporting Person (See Instructions)

HC
______________
* Reflects a change in the number of shares beneficially owned by the Reporting Persons following a one-for-ten reverse stock split that became effective on October 11, 2012.

CUSIP No. 337930101	Page 6 of 10 Pages

1           Names of Reporting Persons

MP (Thrift) LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 35,600,352*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		35,600,352*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

35,600,352*

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

63.1%

14           Type of Reporting Person (See Instructions)

HC
______________
* Reflects a change in the number of shares beneficially owned by the Reporting Persons following a one-for-ten reverse stock split that became effective on October 11, 2012.

CUSIP No. 337930101	Page 7 of 10 Pages

1           Names of Reporting Persons

David J. Matlin

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 35,600,352*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		35,600,352*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

35,600,352*

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

63.1%

14           Type of Reporting Person (See Instructions)

IN
______________
* Reflects a change in the number of shares beneficially owned by the Reporting Persons following a one-for-ten reverse stock split that became effective on October 11, 2012.

CUSIP No. 337930101	Page 8 of 10 Pages

1           Names of Reporting Persons

MP (Thrift) Global Advisers III LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 35,600,352*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		35,600,352*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

35,600,352*

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

63.1%

14           Type of Reporting Person (See Instructions)

IA
______________
* Reflects a change in the number of shares beneficially owned by the Reporting Persons following a one-for-ten reverse stock split that became effective on October 11, 2012.

CUSIP No. 337930101	Page 9 of 10 Pages

Item 1.    Security and Issuer.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”) on February 4, 2009 with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 to the Schedule 13D filed on February 19, 2009, February 27, 2009, July 6, 2009, February 1, 2010, February 2, 2010, April 5, 2010, November 3, 2010 and December 27, 2010 respectively (as amended from time to time, the “Schedule 13D”). While the Reporting Persons do not believe there has been a material change in the facts set forth in the Schedule 13D, this Amendment is being filed voluntarily to remove Mark Patterson as a Reporting Person because he no longer holds membership interests in MP (Thrift) LLC.  The class of equity securities to which this Amendment relates are shares of common stock of Flagstar Bancorp, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098. Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D, as amended.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by adding the following:

(a) – (b) Each of the Reporting Persons may be deemed to be the beneficial owner of 35,600,352 shares of Common Stock, which represent approximately 63.1% of the Issuer’s outstanding shares of Common Stock (based on 56,436,026 shares of Common Stock outstanding as of May 6, 2015 disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the SEC on May 8, 2015).

(c)           There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           Other than the Reporting Persons, no one has the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e)           Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated November 3, 2010 (incorporated by reference to Exhibit I to the Amendment No. 7 to the Schedule 13D filed on November 3, 2010).

CUSIP No. 337930101	Page 10 of 10 Pages

Exhibit II
Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit III	Prospectus Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

Exhibit IV	Prospectus Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 16, 2015

MP Thrift Investments L.P. By: MP (Thrift) Global Partners III LLC General Partner By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: General Counsel
MPGOP III Thrift AV-I L.P. By: MP (Thrift) Global Partners III LLC General Partner By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: General Counsel
MPGOP (Cayman) III Thrift AV-I L.P. By: MP (Thrift) Global Partners III LLC General Partner By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: General Counsel
MP (Thrift) Global Partners III LLC By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: General Counsel
MP (Thrift) Asset Management LLC By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: General Counsel
MP (Thrift) LLC By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: General Counsel

David J. Matlin By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: Attorney-in-Fact
MP (Thrift) Global Advisers III LLC By: /s/ Robert H. Weiss Name: Robert H. Weiss Title: General Counsel

EXHIBIT INDEX

Exhibit	Title

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated November 3, 2010 (incorporated by reference to Exhibit I to the Amendment No. 7 to the Schedule 13D filed on November 3, 2010).

Exhibit II
Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit III	Prospect Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

Exhibit IV	Prospect Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).